UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of November, 2009
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

INFORMATION TO BE INCLUDED IN REPORT
1.	Quarterly Report for the Second Quarter of the 141st Fiscal Year filed on November 12, 2009
On November 11, 2009, the registrant filed its Quarterly Report (“Shihanki Houkokusho”) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the six months period ended September 30, 2009 and the three months period ended September 30, 2009.
Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated October 29, 2009, a copy of which was submitted under cover of Form 6-K on October 30, 2009 by the registrant.
Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the six months period ended September 30, 2009 and the three months period ended September 30, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: November 12, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]
Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

September 30, 2009 and March 31, 2009

	September 30, 2009		March 31, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Assets
Current assets
Cash and cash equivalents	¥91,687		¥90,563
Time deposits	578		44
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥14,911 million at September 30, 2009 and ¥15,330 million at March 31, 2009	353,048		373,901
Inventories (Note 3)	436,450		507,357
Deferred income taxes and other current assets (Notes 4, 9, 10 and 11)	106,066		131,374

Total current assets	987,829	51.7	1,103,239	56.0

Long-term trade receivables	140,490	7.4	102,969	5.2

Investments
Investments in and advances to affiliated companies	21,925		19,249
Investment securities (Notes 4, 10 and 11)	61,027		53,854
Other	11,262		12,017

Total investments	94,214	4.9	85,120	4.3

Property, plant and equipment—less accumulated depreciation of ¥614,008 million at September 30, 2009 and ¥589,629 million at March 31, 2009	532,257	27.8	525,462	26.7

Goodwill	29,422	1.5	28,661	1.5

Other intangible assets	61,842	3.2	60,346	3.1

Deferred income taxes and other assets (Notes 9, 10 and 11)	65,739	3.5	63,262	3.2

	¥1,911,793	100.0	¥1,969,059	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

	September 30, 2009		March 31, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥195,141		¥220,087
Current maturities of long-term debt (Notes 10)	76,766		87,662
Trade notes, bills and accounts payable	153,013		214,375
Income taxes payable	6,718		10,818
Deferred income taxes and other current liabilities (Notes 9, 10 and 11)	175,019		199,345

Total current liabilities	606,657	31.7	732,287	37.2

Long-term liabilities
Long-term debt (Notes 10)	374,573		292,106
Liability for pension and retirement benefits	51,893		53,822
Deferred income taxes and other liabilities (Notes 9, 10 and 11)	38,819		42,510

Total long-term liabilities	465,285	24.4	388,438	19.7

Total liabilities	1,071,942	56.1	1,120,725	56.9

Commitments and contingent liabilities (Note 8)	—		—

Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at September 30, 2009 and at March 31, 2009
Issued 998,744,060 shares at September 30, 2009 and at March 31, 2009	67,870		67,870
Outstanding 968,044,150 shares at September 30, 2009 and 967,822,292 shares at March 31, 2009
Capital surplus	140,111		140,092
Retained earnings:
Appropriated for legal reserve	30,781		28,472
Unappropriated	707,680		719,222
Accumulated other comprehensive income (loss) (Notes 4 and 9)	(109,880)		(105,744)
Treasury stock at cost, 30,699,910 shares at September 30, 2009 and 30,921,768 shares at March 31, 2009	(34,730)		(34,971)

Total Komatsu Ltd. shareholders’ equity	801,832	41.9	814,941	41.4

Noncontrolling interest	38,019	2.0	33,393	1.7

Total equity (Note 6)	839,851	43.9	848,334	43.1

	¥1,911,793	100.0	¥1,969,059	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2009 and 2008

	Six months ended		Six months ended
	September 30, 2009		September 30, 2008
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥645,963	100.0	¥1,211,288	100.0
Cost of sales	505,082	78.2	885,675	73.1
Selling, general and administrative expenses (Note 5)	119,483	18.5	166,224	13.7
Other operating income (expenses), net	(1,613)	(0.2)	265	0.0

Operating income	19,785	3.1	159,654	13.2

Other income (expenses), net	(1,333)		(2,926)
Interest and dividend income	3,965	0.6	4,414	0.4
Interest expense	(5,125)	(0.8)	(7,565)	(0.6)
Other — net	(173)	(0.0)	225	0.0

Income before income taxes and equity in earnings of affiliated companies	18,452	2.9	156,728	12.9

Income taxes
Current	15,488		53,350
Deferred	(8,845)		51

Total	6,643	1.0	53,401	4.4

Income before equity in earnings of affiliated companies	11,809	1.8	103,327	8.5
Equity in earnings of affiliated companies	41	0.0	1,334	0.1

Net income	11,850	1.8	104,661	8.6

Less net income attributable to the noncontrolling interest	(3,652)	(0.6)	(4,320)	(0.4)
Net income attributable to Komatsu Ltd.	¥8,198	1.3	¥100,341	8.3

	Yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Net income attributable to Komatsu Ltd. per share (Note 7)
Basic	¥8.47	¥100.82
Diluted	8.47	100.72
Cash dividends per share (Note 13)	18.00	22.00

Three months ended September 30, 2009 and 2008

	Three months ended		Three months ended
	September 30, 2009		September 30, 2008
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥325,535	100.0	¥604,456	100.0
Cost of sales	252,609	77.6	445,839	73.8
Selling, general and administrative expenses (Note 5)	59,997	18.4	80,882	13.4
Other operating income (expenses), net	(1,417)	(0.4)	(1,345)	(0.2)

Operating income	11,512	3.5	76,390	12.6

Other income (expenses), net	(1,788)		(12,430)
Interest and dividend income	2,106	0.6	1,814	0.3
Interest expense	(2,394)	(0.7)	(3,636)	(0.6)
Other — net	(1,500)	(0.5)	(10,608)	(1.8)

Income before income taxes and equity in earnings of affiliated companies	9,724	3.0	63,960	10.6

Income taxes
Current	7,772		30,413
Deferred	(3,310)		(9,958)

Total	4,462	1.4	20,455	3.4

Income before equity in earnings of affiliated companies	5,262	1.6	43,505	7.2
Equity in earnings of affiliated companies	142	0.0	572	0.1

Net income	5,404	1.7	44,077	7.3

Less net income attributable to the noncontrolling interest	(1,969)	(0.6)	(1,467)	(0.2)
Net income attributable to Komatsu Ltd.	¥3,435	1.1	¥42,610	7.0

	Yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Net income attributable to Komatsu Ltd. per share (Note 7)
Basic	¥3.55	¥42.81
Diluted	3.55	42.78
Cash dividends per share	—	—
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2009 and 2008

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Common stock
Balance, beginning of year	¥67,870	¥67,870
Balance, end of period	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥140,092	¥138,170
Sales of treasury stock	(84)	1,702
Issuance and exercise of stock acquisition rights (Note 5)	103	69

Balance, end of period	¥140,111	¥139,941

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥28,472	¥26,714
Transfer from unappropriated retained earnings	2,309	276

Balance, end of period	¥30,781	¥26,990

Unappropriated retained earnings
Balance, beginning of year	¥719,222	¥685,986
Net income attributable to Komatsu Ltd.	8,198	100,341
Cash dividends paid to Komatsu Ltd. Shareholders (Note 13)	(17,431)	(21,904)
Transfer to retained earnings appropriated for legal reserve	(2,309)	(276)

Balance, end of period	¥707,680	¥764,147

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(105,744)	¥(28,779)
Other comprehensive income(loss), for the period, net of tax	(4,136)	(9,274)

Balance, end of period	¥(109,880)	¥(38,053)

Treasury stock
Balance, beginning of year	¥(34,971)	¥(2,835)
Purchase of treasury stock	(15)	(3,050)
Sales of treasury stock	256	779

Balance, end of period	¥(34,730)	¥(5,106)

Total Komatsu Ltd. shareholders’ equity	¥801,832	¥955,789

Noncontrolling interest
Balance, beginning of year	¥33,393	¥30,239
Net income attributable to the noncontrolling interest	3,652	4,320
Cash dividends paid to the noncontrolling interest	(1,727)	(2,243)
Other comprehensive income(loss), for the period, net of tax	1,187	(692)
Other changes in noncontrolling interest	1,514	2,037

Balance, end of period	¥38,019	¥33,661

Total equity (Note 6)	¥839,851	¥989,450

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2009 and 2008

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Operating activities
Net income	¥11,850	¥104,661
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	44,427	45,914
Deferred income taxes	(8,845)	51
Net loss (gain) from sale of investment securities and subsidiaries	(252)	1,311
Net loss (gain) on sale of property	(251)	(62)
Loss on disposal of fixed assets	922	1,273
Pension and retirement benefits, net	199	(42)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	21,396	(2,515)
Decrease (increase) in inventories	69,679	(42,501)
Increase (decrease) in trade payables	(56,819)	(10,104)
Increase (decrease) in income taxes payable	(4,215)	(18,240)
Other, net	9,363	(21,349)

Net cash provided by (used in) operating activities	87,454	58,397

Investing activities
Capital expenditures	(50,342)	(68,586)
Proceeds from sale of property	7,519	6,894
Proceeds from sale of available for sale investment securities	74	147
Purchases of available for sale investment securities	(3,505)	(9,318)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	661	—
Acquisition of subsidiaries and equity investees, net of cash acquired	627	302
Collection of loan receivables	901	4,959
Disbursement of loan receivables	(970)	(3,386)
Decrease (increase) in time deposits	(52)	(1,519)

Net cash provided by (used in) investing activities	(45,087)	(70,507)

Financing activities
Proceeds from long-term debt	88,685	77,173
Repayments on long-term debt	(26,566)	(41,148)
Increase (decrease) in short-term debt, net	(61,988)	(3,182)
Repayments of capital lease obligations	(17,902)	(20,378)
Sale (purchase) of treasury stock, net	157	(2,791)
Dividends paid	(17,431)	(21,904)
Other, net	(3,199)	(1,481)

Net cash provided by (used in) financing activities	(38,244)	(13,711)

Effect of exchange rate change on cash and cash equivalents	(2,999)	1,027

Net increase (decrease) in cash and cash equivalents	1,124	(24,794)
Cash and cash equivalents, beginning of year	90,563	102,010

Cash and cash equivalents, end of period	¥91,687	¥77,216

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Notes to Quarterly Consolidated Financial Statements (Unaudited)
1. Basis of Quarterly Financial Statements and Summary of Significant Accounting Policies
Basis of Quarterly Financial Statements
(1) Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(2) The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in Komatsu’s books, to present them in conformity with U.S. GAAP. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, derivative financial instruments, and recognition of certain accrued expenses.
Summary of Significant Accounting Policies
Komatsu adopted the FASB Accounting Standard Codification TM (“ASC”) 105, “Generally Accepted Accounting Principles” (Formerly the Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162”) in September 2009. ASC 105 prescribes that FASB Accounting Standard Codification TM (“Codification”) is the single official source of authoritative U.S. generally accepted accounting principle, doing away with the previous four-level hierarchy.
The financial statements that adopted ASC 105 should follow the Codification in place of legacy accounting pronouncements. SFAS No. 168 is superseded by ASC 105. The adoption of ASC 105 did not have a material impact on our consolidated result of operations and financial condition.

Starting in the fiscal year which began April 1, 2009, Komatsu adopted ASC 805, “Business Combinations”. ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of ASC 805 did not have a material impact on our consolidated results of operations and financial condition.
Starting in the fiscal year which began April 1, 2009, Komatsu adopted ASC 810, “Consolidation”. ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests, and requires the separate disclosure of income attributable to controlling and noncontrolling interests. Previously reported amounts have been reclassified accordingly.
Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2009.

2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the six months ended September 30, 2009 and 2008 are as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Additional cash flow information:
Interest paid	¥5,141	¥7,260
Income taxes paid (refunded)	(149)	74,390
Noncash investing and financing activities:
Capital lease obligations incurred	¥9,066	¥22,338

3. Inventories
At September 30, 2009 and at March 31, 2009, inventories comprised the following:

	Millions of yen
	September 30,	March 31,
	2009	2009
Finished products, including finished parts held for sale	¥274,838	¥328,643
Work in process	121,880	128,345
Materials and supplies	39,732	50,369

Total	¥436,450	¥507,357

4. Investment Securities
Investment securities at September 30, 2009 and at March 31, 2009 primarily consisted of securities available for sale.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at September 30, 2009 and at March 31, 2009 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
September 30, 2009
Investment securities available for sale:
Marketable equity securities	¥25,144	¥20,130	¥85	¥45,189
Other investment securities at cost	15,838
Current portion of other investment securities at cost	93

	¥41,075

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
March 31, 2009
Investment securities available for sale:
Marketable equity securities	¥24,112	¥13,419	¥465	¥37,066
Other investment securities at cost	16,788
Current portion of other investment securities at cost	101

	¥41,001

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
Proceeds from the sales of investment securities available for sale were ¥74 million and ¥147 million for the six months ended September 30, 2009 and 2008, respectively.
Net realized gains or losses from sale of investment securities available for sale during the six months ended September 30, 2009 and 2008 amounted to gains of ¥252 million and losses of ¥1,311 million, respectively. Net realized gains or losses from sale of investment securities available for sale during the three months ended September 30, 2009 and 2008 amounted to gains of ¥317 million and losses of ¥647 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.
The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

 5. Stock Option Plan
The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.
Based on the resolutions of the shareholders’ meeting on June 22, 2007 and the Board of Directors on July 14, 2009, the Company issued 239 rights of its share acquisition rights to directors during the year ending March 31, 2010. The Company also issued 403 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2010 based on the resolutions of the shareholders’ meeting on June 24, 2009 and the Board of Directors on July 14, 2009. The options vest 100% on each of the grant dates and are exercisable from September 1, 2010.
Komatsu recognizes compensation expense using the fair value method in accordance with ASC 718 “Compensation — Stock Compensation”. Compensation expenses during the six months ended September 30, 2009 and 2008 were ¥103 million and ¥94 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the six months ended September 30, 2009 and 2008 were ¥61 million and ¥56 million, respectively. Compensation expenses during the three months ended September 30, 2009 and 2008 were ¥103 million and ¥94 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the three months ended September 30, 2009 and 2008 were ¥61 million and ¥56 million, respectively.

6. Equity
The changes in the carrying amount of equity attributable to Komatsu Ltd. shareholders, equity attributable to the noncontrolling interests and the total equity in the accompanying consolidated balance sheets for the six months ended September 30, 2009 and 2008 are as follows:

	Millions of yen
	Komatsu Ltd.
	shareholders’	Noncontrolling
Six months ended September 30, 2009	equity	interest	Total equity
Balance, beginning of year	¥814,941	¥33,393	¥848,334

Cash dividends paid to Komatsu Ltd. shareholders	(17,431)	—	(17,431)
Cash dividends paid to the noncontrolling interest	—	(1,727)	(1,727)
Other changes	260	1,514	1,774
Comprehensive income:
Net income	8,198	3,652	11,850
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments	(10,953)	564	(10,389)
Net unrealized holding gains on securities available for sale	4,274	—	4,274
Pension liability adjustments	1,782	—	1,782
Net unrealized holding gains on derivative instruments	761	623	1,384
Total comprehensive income	4,062	4,839	8,901

Balance, end of period	¥801,832	¥38,019	¥839,851

	Millions of yen
	Komatsu Ltd.
	shareholders’	Noncontrolling
Six months ended September 30, 2008	equity	interest	Total equity
Balance, beginning of year	¥887,126	¥30,239	¥917,365

Cash dividends paid to Komatsu Ltd. shareholders	(21,904)	—	(21,904)
Cash dividends paid to the noncontrolling interest	—	(2,243)	(2,243)
Other changes	(500)	2,037	1,537
Comprehensive income:
Net income	100,341	4,320	104,661
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments	(4,998)	(694)	(5,692)
Net unrealized holding gains(losses) on securities available for sale	(4,939)	2	(4,937)
Pension liability adjustments	(202)	—	(202)
Net unrealized holding gains on derivative instruments	865	—	865
Total comprehensive income	91,067	3,628	94,695

Balance, end of period	¥955,789	¥33,661	¥989,450

7. Net Income Attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Net income attributable to Komatsu Ltd.	¥8,198	¥100,341

	Number of shares
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Weighted average common shares outstanding, less treasury stock	967,972,490	995,234,502
Dilutive effect of:
Stock options	373,447	987,725

Weighted average diluted common shares outstanding	968,345,937	996,222,227

	Yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Net income attributable to Komatsu Ltd.:
Basic	¥8.47	¥100.82
Diluted	8.47	100.72

	Millions of yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Net income attributable to Komatsu Ltd.	¥3,435	¥42,610

	Number of shares
	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Weighted average common shares outstanding, less treasury stock	968,033,505	995,216,076
Dilutive effect of:
Stock options	394,831	844,352

Weighted average diluted common shares outstanding	968,428,336	996,060,428

	Yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Net income attributable to Komatsu Ltd.:
Basic	¥3.55	¥42.81
Diluted	3.55	42.78

8. Contingent Liabilities
At September 30, 2009 and at March 31, 2009, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥13,332 million and ¥14,480 million, respectively.
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.
For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥70,699 million and ¥65,478 million at September 30, 2009 and at March 31, 2009, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at September 30, 2009 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial position.
Komatsu conducts business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

9. Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at September 30, 2009 and at March 31, 2009 are as follows:

	Millions of yen
	September 30,	March 31,
	2009	2009
Forwards and options:
Sale of foreign currencies	¥22,450	¥30,868
Purchase of foreign currencies	35,707	48,424
Option contracts (purchased)	1,061	1,011
Interest rate swap, cross-currency swap and interest rate cap agreements	230,139	226,754
Net foreign currency exchange gains (losses) in the accompanying consolidated statements of income for the six months ended September 30, 2009 and 2008 amounted to losses of ¥2,874 million and losses of ¥4,274 million, respectively. Net foreign currency exchange gains (losses) in the accompanying consolidated statements of income for the three months ended September 30, 2009 and 2008 amounted to losses of ¥4,645 million and losses of ¥9,810 million, respectively.

Fair values of derivative instruments at September 30, 2009 and at March 31, 2009 on the consolidated balance sheets are as follows:

	Millions of yen
	September 30, 2009
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥446	Deferred income taxes and other current liabilities	¥—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	339	Deferred income taxes and other current liabilities	972
	Deferred income taxes and other assets	829	Deferred income taxes and other liabilities	—

Total		¥1,614		¥972

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥438	Deferred income taxes and other current liabilities	¥524
Option contracts	Deferred income taxes and other current assets	17	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	3,957	Deferred income taxes and other current liabilities	1,095
	Deferred income taxes and other assets	9,522	Deferred income taxes and other liabilities	1,688

Total		¥13,934		¥3,307

Total Derivative Instruments		¥15,548		¥4,279

	Millions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥278	Deferred income taxes and other current liabilities	¥430
	Deferred income taxes and other assets	8	Deferred income taxes and other liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	2,351	Deferred income taxes and other current liabilities	—
	Deferred income taxes and other assets	5,709	Deferred income taxes and other liabilities	—

Total		¥8,346		¥430

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,016	Deferred income taxes and other current liabilities	¥1,387
Option contracts	Deferred income taxes and other current assets	19	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	766	Deferred income taxes and other current liabilities	980
	Deferred income taxes and other assets	1,704	Deferred income taxes and other liabilities	3,058

Total		¥3,505		¥5,425

Total Derivative Instruments		¥11,851		¥5,855

The effects of derivative instruments on the consolidated statements of income for the six months ended September 30, 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

	Millions of yen
	Six months ended
	September 30, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other-net	¥2,549	Other income (expenses), net: Other-net	¥(1,157)

Total		¥2,549		¥(1,157)

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Six months ended
	September 30, 2009
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥856	Other income (expenses), net: Other-net	¥685	—	¥—
Interest rate swaps, cross-currency swap and interest rate cap agreements	184	Other income (expenses), net: Other-net	91	—	—

Total	¥1,040		¥776		¥—

*	OCI stands for Other comprehensive income (loss).
Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Six months ended
	September 30, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other-net	¥797
Option contracts	Other income (expenses), net: Other-net	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Cost of sales	(243)
	Other income (expenses), net: Other-net	3,971

Total		¥4,525

The effects of derivative instruments on the consolidated statements of income for the three months ended September 30, 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

	Millions of yen
	Three months ended
	September 30, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other-net	¥1,268	Other income (expenses), net: Other-net	¥241

Total		¥1,268		¥241

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended
	September 30, 2009
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥1,590	Other income (expenses), net: Other-net	¥759	—	¥—
Interest rate swaps, cross-currency swap and interest rate cap agreements	202	Other income (expenses), net: Other-net	91	—	—

Total	¥1,792		¥850		¥—

*	OCI stands for Other comprehensive income (loss).
Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended
	September 30, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other-net	¥914
Option contracts	Other income (expenses), net: Other-net	(4)
Interest rate swaps,cross-currency swap and interest rate cap agreements	Cost of sales	(161)
	Other income (expenses), net: Other-net	4,908

Total		¥5,657

10. The Fair Value of Financial Instruments
(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payable, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2) Investment Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
(3) Installment Receivables
The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.
(4) Long-Term Debt
The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5) Derivative Financial Instruments
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at September 30, 2009 and at March 31, 2009, are summarized as follows:

	Millions of yen
	September 30, 2009		March 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥45,189	¥45,189	¥37,066	¥37,066
Long-term debt, including current portion	451,339	446,148	379,768	376,108
Derivatives:
Forwards and options
Assets	901	901	1,321	1,321
Liabilities	524	524	1,817	1,817
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	14,647	14,647	10,530	10,530
Liabilities	3,755	3,755	4,038	4,038
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

11. Fair value measurements
ASC 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:
Level 1 —	Quoted prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 —	Unobservable inputs for the assets or liabilities
Assets and liabilities that are measured at fair value on a recurring basis at September 30, 2009 and at March 31, 2009 are as follows:

	Millions of yen
At September 30, 2009	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale	¥45,189	¥—	¥—	¥45,189
Derivatives	—	15,548	—	15,548
Other	—	—	—	—

Total	¥45,189	¥15,548	¥—	¥60,737

Liabilities
Derivatives	¥—	¥4,279	¥—	¥4,279
Other	—	1,101	558	1,659

Total	¥—	¥5,380	¥558	¥5,938

	Millions of yen
At March 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale	¥37,066	¥—	¥—	¥37,066
Derivatives	—	11,851	—	11,851
Other	—	—	919	919

Total	¥37,066	¥11,851	¥919	¥49,836

Liabilities
Derivatives	¥—	¥5,855	¥—	¥5,855
Other	—	—	—	—

Total	¥—	¥5,855	¥—	¥5,855

Investment securities available for sale
Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. Derivatives are measured based on market observable data in active markets and are classified in Level 2 in the fair value hierarchy.
Other
Other represents loans which are measured at fair value and retained interests in securitizations of accounts receivables. Assets or liabilities which are measured on market observable data are classified in Level 2 in the fair value hierarchy. Because of unobserved inputs, assets or liabilities which are measured by the assumption of Komatsu are classified in Level 3 in the fair value hierarchy.
The following table summarizes information about changes of Level 3 for the six months ended September 30, 2009.

Millions of yen
Six months ended
September 30, 2009
Balance, beginning of year	¥919
Total gains or losses (realized / unrealized)	1,156
Included in earnings	1,160
Included in other comprehensive income (loss)	(4)
Purchases, issuances and settlements	(2,633)

Balance, end of period	¥(558)

The amounts of unrealized losses on retained interests in securitizations of accounts receivables in earnings for the six months ended September 30, 2009 related to liabilities still held at September 30, 2009 were losses of ¥586 million in other income (expenses), net of the consolidated statements income.

The following table summarizes information about changes of Level 3 for the three months ended September 30, 2009.

Millions of yen
Three months ended
September 30, 2009
Balance, beginning of period	¥18
Total gains or losses (realized / unrealized)	564
Included in earnings	554
Included in other comprehensive income (loss)	10
Purchases, issuances and settlements	(1,140)

Balance, end of period	¥(558)

The amounts of unrealized losses on retained interests in securitizations of accounts receivables in earnings for the three months ended September 30, 2009 related to liabilities still held at September 30, 2009 were losses of ¥1,192 million in other income (expenses), net of the consolidated statements income.
During six months ended September 30, 2009, there were no assets and liabilities that are measured at fair value on nonrecurring basis.

12. Committed Credit Lines
Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥49,047 million and ¥14,956 million, respectively, at September 30, 2009 and at March 31, 2009 with financial institutions to secure liquidity. At September 30, 2009 and at March 31, 2009, ¥21,430 million and ¥861 million, respectively, were available to be used under such credit line agreements.

13. Dividends
(1) Payment amount of dividends

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of yen)
Ordinary general meeting of shareholders held on June 24, 2009	Common stock	17,431

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	18	March 31, 2009	June 25, 2009
(2) Dividends to be paid for the six months ended September 30, 2009, of which effective date is after September 30, 2009

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of Yen)
Board of Directors meeting held on October 29, 2009	Common stock	7,749

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	8	September 30, 2009	November 27, 2009

14. Business Segment Information
Under ASC 280, “Segment Reporting,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.
Komatsu operates on a worldwide basis with two operating segments: 1) Construction, Mining and Utility Equipment and 2) Industrial Machinery and Others.
Segment profit is determined in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit is used by the chief operating decision maker in deciding how to allocate resources and in assessing performance, and excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	Millions of yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥284,910	¥516,147
Intersegment	631	1,307

Total	285,541	517,454
Industrial Machinery and Others—
Customers	40,625	88,309
Intersegment	4,288	7,032

Total	44,913	95,341
Elimination	(4,919)	(8,339)

Consolidated	¥325,535	¥604,456

Segment profit:
Construction, Mining and Utility Equipment	¥13,350	¥70,363
Industrial Machinery and Others	793	9,176

Total	14,143	79,539
Corporate expenses and elimination	(1,214)	(1,804)

Consolidated segment profit	12,929	77,735
Other operating income (expenses), net	(1,417)	(1,345)
Operating income	11,512	76,390
Interest and dividend income	2,106	1,814
Interest expense	(2,394)	(3,636)
Other-net	(1,500)	(10,608)

Consolidated income before income taxes	¥9,724	¥63,960

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥569,605	¥1,050,225
Intersegment	1,417	2,726

Total	571,022	1,052,951
Industrial Machinery and Others—
Customers	76,358	161,063
Intersegment	8,331	13,022

Total	84,689	174,085
Elimination	(9,748)	(15,748)

Consolidated	¥645,963	¥1,211,288

Segment profit:
Construction, Mining and Utility Equipment	¥20,787	¥148,748
Industrial Machinery and Others	3,670	13,944

Total	24,457	162,692
Corporate expenses and elimination	(3,059)	(3,303)

Consolidated segment profit	21,398	159,389
Other operating income (expenses), net	(1,613)	265
Operating income	19,785	159,654
Interest and dividend income	3,965	4,414
Interest expense	(5,125)	(7,565)
Other-net	(173)	225

Consolidated income before income taxes	¥18,452	¥156,728

The main products and services included in each operating segment are as follows:
a.	Construction, Mining and Utility Equipment:
Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products, and logistics.
b.	Industrial Machinery and Others:
Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others.
Transfers between segments are made at estimated arm’s-length prices.

Geographic information:
Net sales to customers recognized by sales destination for the three months ended September 30, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Net sales:
Japan	¥81,973	¥128,420
Americas	71,948	153,325
Europe and CIS	26,158	91,652
China	58,325	54,150
Asia (excluding Japan, China) and Oceania	66,133	104,526
Middle East and Africa	20,998	72,383

Consolidated net sales	¥325,535	¥604,456

Net sales to customers recognized by sales destination for the six months ended September 30, 2009 and 2008 are as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Net sales:
Japan	¥150,732	¥234,957
Americas	152,325	300,983
Europe and CIS	62,222	200,521
China	117,739	134,647
Asia (excluding Japan, China) and Oceania	123,784	210,073
Middle East and Africa	39,161	130,107

Consolidated net sales	¥645,963	¥1,211,288

Net sales recognized by geographic origin for the three months ended September 30, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Net sales:
Japan	¥114,999	¥263,855
U.S.A.	70,567	139,835
Europe and CIS	35,380	80,188
Others	104,589	120,578

Total	¥325,535	¥604,456

Net sales recognized by geographic origin for the six months ended September 30, 2009 and 2008 are as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Net sales:
Japan	¥225,427	¥480,584
U.S.A.	145,552	279,166
Europe and CIS	69,462	188,206
Others	205,522	263,332

Total	¥645,963	¥1,211,288

No individual country within Europe and CIS or other areas had a material impact on net sales.
No single major external customer had a material impact on net sales.

The following information shows net sales and segment profit recognized by geographic origin for the three months ended September 30, 2009 and 2008 and the six months ended September 30, 2009 and 2008. In addition to the disclosure requirements under ASC 280, Komatsu discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Millions of yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Net sales:
Japan—
Customers	¥114,999	¥263,855
Intersegment	37,622	119,389

Total	152,621	383,244

Americas—
Customers	70,567	139,835
Intersegment	10,059	15,977

Total	80,626	155,812

Europe and CIS—
Customers	35,380	80,188
Intersegment	3,622	5,759

Total	39,002	85,947

Others—
Customers	104,589	120,578
Intersegment	1,706	10,721

Total	106,295	131,299
Elimination	(53,009)	(151,846)

Consolidated	¥325,535	¥604,456

Segment profit (loss):
Japan	¥(13,183)	¥35,516
Americas	7,131	20,949
Europe and CIS	2,865	7,340
Others	14,031	19,883
Corporate and elimination	2,085	(5,953)

Consolidated	¥12,929	¥77,735

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Net sales:
Japan—
Customers	¥225,427	¥480,584
Intersegment	76,277	239,197

Total	301,704	719,781

Americas—
Customers	145,552	279,166
Intersegment	17,295	26,369

Total	162,847	305,535

Europe and CIS—
Customers	69,462	188,206
Intersegment	10,491	12,004

Total	79,953	200,210

Others—
Customers	205,522	263,332
Intersegment	3,346	21,020

Total	208,868	284,352
Elimination	(107,409)	(298,590)

Consolidated	¥645,963	¥1,211,288

Segment profit (loss):
Japan	¥(24,198)	¥68,542
Americas	15,285	37,937
Europe and CIS	5,012	19,418
Others	25,604	42,278
Corporate and elimination	(305)	(8,786)

Consolidated	¥21,398	¥159,389

Transfers between segments are made at estimated arm’s-length prices.

	Millions of yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Overseas sales:
Americas	¥71,948	¥153,325
Europe and CIS	26,158	91,652
Others	145,456	231,059

Total	¥243,562	¥476,036

Consolidated sales	¥325,535	¥604,456

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Overseas sales:
Americas	¥152,325	¥300,983
Europe and CIS	62,222	200,521
Others	280,684	474,827

Total	¥495,231	¥976,331

Consolidated sales	¥645,963	¥1,211,288

	Three months ended	Three months ended
	September 30, 2009	September 30, 2008
Overseas sales as a percentage of consolidated sales:
Americas	22.1%	25.4%
Europe and CIS	8.0	15.2
Others	44.7	38.2

Total	74.8%	78.8%

	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Overseas sales as a percentage of consolidated sales:
Americas	23.6%	24.8%
Europe and CIS	9.6	16.6
Others	43.5	39.2

Total	76.7%	80.6%

Overseas sales are composed of the sales to external customers in the countries or areas outside Japan from Komatsu. These areas are grouped based on geographical proximity. Each geographic group is mainly consisted of the following areas:
(1)	Americas: North America and Latin America

(2)	Europe and CIS: Germany, U.K. and Russia

(3)	Others: China, Oceania, Southeast Asia, Middle East and Africa

15. Subsequent Event
There was no significant subsequent event to be disclosed.
Komatsu has evaluated subsequent events through November 11, 2009, the date of the filing of the original document for this Form 6-K.